SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 7, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on August 7, 2019.

Autonomous City of Buenos Aires, August 7th 2019.

To

BYMA

Re.: Sect. 63 BYMA Listing Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Sect. 63 of the rules in force, we hereby provide the following information regarding the interim financial statement as of June 30th 2019:

Figures in thousand AR$

(i) Net income for the period – Profit	14,376,177
Attributable to company’s shareholders – Profit	14,375,739
Attributable to non-controlling interests	438
(ii) Other comprehensive income - Profit	115,817
(iii) Total income for the period - Profit	14,491,994
Attributable to company’s shareholders – Profit	14,491,561
Attributable to non-controlling interests	433

(iv) Net Shareholders’ Equity	62,735,968
Capital stock	669,663
Stock issuance premium	12,428,461
Adjustments to Shareholders’ Equity	4,511
Other comprehensive income	658,908
Legal Reserve	10,018,536
Optional Reserve	24,788,335
Unappropriated Retained Earnings – Profit	14,164,812
Attributable to non-controlling interests	2,742

Below please find information on the percentage of capital stock and voting rights of Banco Macro S.A.:

Shareholder Name	Percentage of capital stock	Percentage of voting rights
Other shareholders (Foreign Stock Exchange)	29.04%	27.22%
ANSES-F.G.S. Law Nº 26.425	27.49%	25.77%
Delfín Jorge Ezequiel Carballo	16.68%	18.37%
Jorge Horacio Brito	16.59%	18.55%
Other shareholders (Local Stock Exchange)	5.68%	5.85%
Own shares in portfolio	4.52%	4.24%

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 7, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer